UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 14, 2021

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

568 Stevens Avenue

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class A Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events.

Filing of Amended and Restated Certificate of Incorporation

On June 14, 2021, Hylete, Inc. (the “Company”), having received approval from the Company’s Board of Directors and a majority of its stockholders, filed a Second Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the State of Delaware. Below is a summary of the changes to the Company’s capital structure effected in the Restated Certificate. A copy of the Restated Certificate is filed as Exhibit 2.1 to this Current Report on Form 1-U.

•	Increase of Authorized Shares: The Company is authorized to issue a total of 288,000,000 shares (up from 88,682,500), of which 155,000,000 shares consists of Common Stock and 133,000,000 shares consist of Preferred Stock.
•	Creation of New Series B Preferred Stock. The Restated Certificate created a new Series B Preferred Stock, comprised of several sub-series, namely: (a) Series B-1 Preferred, (b) Series B-2A Preferred, (c) Series B-2B Preferred, (d) Series B-3 Preferred, (e) Series B-4 Preferred, and (f) Series B-5 Preferred.
•	Reclassification of Old Series Preferred Stock. Each share of previously issued and outstanding Preferred Stock, was reclassified as follows:
	o	Series AA Preferred Stock was reclassified as Series B-3 Preferred Stock and
	o	Series A, A-1 and A-2 Preferred Stock were reclassified as Series B-4 Preferred Stock.
•	Reclassification of Common Stock. Each share of Common Stock (now and in the future) was reclassified as equal to one share of Common and one share of Series B-5 Preferred Stock. Series B-5 Preferred Stock is non-voting stock as the corresponding share of Common Stock carries the associated voting rights.
•	Series B-2B Preferred Stock Dividend Rights. Each share of Series B-2B Preferred Stock will enjoy an annual dividend of twelve and a half percent (12.5%) of its Original Issue Price (as defined in the Restated Certificate), payable by Company on a quarterly basis.
•	Liquidating Event Less Than 2 Years from the Restated Certificate Filing Date. So long as the above-mentioned dividend payments are not in arrears, any Liquidating Event (as defined in the Restated Certificate) within two (2) years from the filing date of the Restated Certificate cannot occur without majority approval of:
	o	holders of Series B-1 Preferred, Series B- 2A Preferred, and Series B-2B Preferred, voting together as a class, and
	o	holders of Series B-3 Preferred, Series B-4 Preferred and Common Stock, voting together as a class.
•	Board of Directors. The Board of Directors will be comprised of five (5) members. The holders of Series B-1 Preferred will be entitled to elect three (3) members. The holders of Series B-3 Preferred, B-4 Preferred and Common Stock, voting together as a class, will be entitled to elect (1) member. The then-sitting CEO (or next highest officer if no CEO exists) will be the fifth member of the Board of Directors.
•	Liquidation Rights: Upon a Liquidating Event, the funds from such a transaction will be distributed as follows:
	o	First: An amount per share of Series B-1 Preferred and Series B-2A Preferred equal to three (3) times the original issue price of such shares.
	o	Second: An amount per share of Series B-2B Preferred equal to one (1) times the original issue price of such shares.
	o	Third: An amount per share of Series B-3 Preferred equal to one (1) times the original issue price of such shares.
	o	Fourth: An amount per share of Series B-4 Preferred equal to one (1) times the original issue price of such shares.
	o	Fifth: An amount per share of Series B-2B Preferred equal to one (1) times the original issue price of such shares.
	o	Sixth: An amount per share of Series B-3 Preferred equal to one (1) times the original issue price of such shares.
	o	Seventh: An amount per share of Series B-4 Preferred equal to one (1) times the original issue price of such shares.
	o	Eighth: An amount per share of Series B-5 Preferred equal to fifty cents ($0.50).
	o	Ninth: Any remaining amount shall be distributed ratably to the holders of Common Stock, and Series B Preferred Stock (excluding Series B-5 Preferred Stock) on an as-if converted basis in proportion to the number of shares of Common Stock held by each such holder.
•	Optional Conversion: The Optional Conversion section was deleted from previous Certificate of Incorporation.
•	Redemption Rights: Deletion of Redemption Rights section from previous Certificate of Incorporation.

Amendment of the Company’s Bylaws

Also, pursuant to having received approval from the Company’s Board of Directors, the Company adopted a Second Amendment to its Bylaws. The Second Amendment is filed as Exhibit 2.4 to this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ Adam Colton
Name:	Adam Colton
Title:	Chief Financial Officer, principal executive officer

Date:	June 21, 2021

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Exhibit Index

Exhibit No.	Description

2.1	Second Amended and Restated Certificate of Incorporation
2.4	Second Amendment to Bylaws

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